UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(3)
of the Securities Exchange Act of 1934
Enel Américas S.A.
(Name of Subject Company (Issuer))

Enel S.p.A.
(Name of Filing Persons (Offeror))

American Depositary Shares (ADS) Representing
50 shares of Common Stock, no par value
(Title of Class of Securities)
29274F104
(CUSIP Number of Class of Securities)

Common Stock, no par value
(Title of Class of Securities)
N/A
(CUSIP Number of Class of Securities)

Enel S.p.A.
Viale Regina Margherita 137
00198 Rome
Italy
Attn: Fabio Bonomo
Head of Corporate Affairs
Tel: +39 06 8305 2081
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:
J. Allen Miller, Esq.
Sey-Hyo Lee, Esq.
Winston & Strawn LLP
200 Park Avenue
New York, New York 10166-4193
+1 (212) 294-6700

CALCULATION OF FILING FEE
Transaction Valuation(1)	Amount of filing fee(2)
U.S.$1,479,908,243	U.S.$161,458

(1)
Estimated solely for purposes of calculating the filing fee. The Transaction Valuation was calculated assuming the purchase of 7,608,631,104 shares of common stock, no par value (the “Shares”) of Enel Américas S.A. (including Shares represented by American Depositary Shares, each representing fifty (50) Shares (the “ADSs”)), the maximum number of Shares subject to the offer, at a purchase price of Ch$140 per Share in cash and Ch$7,000 per ADS in cash, in each case payable in U.S. dollars. The Transaction Valuation was calculated in Chilean pesos and converted into U.S. dollars using the U.S. dollar observed exchange rate of Ch$719.78 per U.S.$1.00 reported by Chilean Central Bank for February 18, 2021.

(2)
The amount of the filing fee has been calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2021, by multiplying the Transaction Valuation by 0.0001091.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $161,458	Filing Party: Enel S.p.A.
Form or Registration No.: Schedule TO	Date Filed: February 22, 2021

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
third-party tender offer subject to Rule 14d-l.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☒
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☒
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

As permitted by General Instruction G to Schedule TO, this Amendment No. 2 to Schedule TO is also amendment no. 19 to the statement on Schedule 13D, as amended, initially filed by Enel S.p.A. on November 3, 2014 and last amended on March 9, 2021 (the “Schedule 13D”). References to “Item 5” in the tables below refer to “Item 5” of Schedule 13D filed on December 21, 2020.
CUSIP No. 29274F104
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Enel S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 80,651,489,598 shares of Common Stock* (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 80,651,489,598 shares of Common Stock* (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,651,489,598 shares of Common Stock* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.2% (See Item 5)
14	TYPE OF REPORTING PERSON CO

*
Includes 31,195,387,525 shares of common stock that Enel S.p.A. has the right to acquire within the next 60 days upon the effectiveness of the merger of EGP Américas SpA with and into Enel Américas S.A. on April 1, 2021.

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INTRODUCTION
This Amendment No. 2 to the combined Schedule TO and Schedule 13D under cover of Schedule TO (this “Schedule TO”) relates to the offer (the “U.S. Offer”) by Enel S.p.A., an Italian societá per azioni (“Enel”), to purchase up to a total of 7,608,631,104 of the outstanding shares of common stock, without par value (such shares, the “Shares”), of Enel Américas S.A., a publicly held stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile (“Enel Américas”), (including Shares represented by American Depositary Shares, each representing fifty (50) Shares (the “ADSs” and together with the Shares, the “Securities”)), which represents 10% of the outstanding capital stock of Enel Américas as of the date hereof, from all holders of Shares who are U.S. Persons (as defined herein) and all holders of ADSs, wherever located, at a purchase price of Ch$140 per Share in cash and Ch$7,000 per ADS in cash, without interest in each case, payable in U.S. dollars, and less applicable withholding taxes and distribution fees.
This offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 15, 2021, (the “Offer to Purchase”) attached hereto as Exhibit (a)(1)(A) and incorporated herein by reference, and the related Form of Acceptance and the ADS Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(B) and (a)(1)(C), respectively (which together, as they may be amended or supplemented from time to time, constitute the “U.S. Offer”).
Through a concurrent offer in Chile, Enel is offering to purchase up to 7,608,631,104 of the outstanding Shares, wherever located, (including Shares held by U.S. Persons) (the “Chilean Offer”), at the purchase price of Ch$140 in cash for each Share, payable in U.S. dollars. In no event will Enel purchase more than 7,608,631,104 Shares (including Shares represented by ADSs) in total in the U.S. Offer and the Chilean Offer combined (collectively, the “Offers”). If more than 7,608,631,104 Shares (including Shares represented by ADSs) are tendered in the Offers, Shares and ADSs properly and timely tendered in the Offers and not properly withdrawn will be subject to proration as described in the Offer to Purchase. The Offers are conditioned upon certain events described in the Offer to Purchase.
The U.S. Offer and the Chilean Offer are being conducted concurrently and, in all material respects, have the same terms and are subject to the same conditions; however, participants in the Chilean Offer (including U.S. Persons), may not be granted the protection of the U.S. Securities Exchange Act of 1934, as amended. The Chilean Offer and the U.S. Offer are collectively referred to as the “Offers.”
As used herein, a “U.S. Person” means: (1) any individual resident in the United States; (2) any partnership or corporation organized or incorporated in the United States; (3) any estate of which any executor or administrator is a U.S. Person; (4) any trust of which the trustee is a U.S. Person; (5) any agency or branch of a foreign entity located in the United States; (6) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. Person; (7) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated or (if an individual) resident in the United States; and (8) any partnership or corporation if (A) organized or incorporated under the laws of any foreign jurisdiction and (B) formed by a U.S. Person for the purpose of investing in securities not registered under the Securities Act, unless it is organized or incorporated, and owned by accredited investors (as defined in Rule 501(a) under the Securities Act); excluding, in each case, persons deemed not to be “U.S. Persons” pursuant to Rule 902(k)(2) of Regulation S under the Securities Act. The tendering of Securities pursuant to the U.S. Offer shall constitute a binding agreement between the tendering holder of Securities and us pursuant to the terms and subject to the conditions of the U.S. Offer.
This Schedule TO is filed on behalf of Enel, which is the controlling stockholder of Enel Américas, the subject company. The information set forth in the Offer to Purchase, including all exhibits thereto, is expressly incorporated herein by reference in response to all of the items of this Schedule TO, except as otherwise set forth below.
Item 1.   Summary Term Sheet
The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

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Item 2.   Subject Company Information
(a)
The name of the subject company and issuer of the securities to the U.S. Offer is Enel Américas S.A., a Chilean corporation (sociedad anónima). Its principal executive office is located at Santa Rosa 76, Santiago, Chile, and its telephone number is +562 2353-4400.

(b)
This Schedule TO relates to the Shares and ADSs of Enel Américas. As of March 12, 2021, there were 76,086,311,036 issued and outstanding Shares of Enel Américas (including Shares represented by ADSs).

(c)
The information set forth in the section of the Offer to Purchase entitled “The U.S. Offer — Price Range of Shares and ADSs; Dividends” is incorporated herein by reference.

Item 3.   Identity and Background of Filing Person
(a)
— (c) This Schedule TO is filed by Enel. The information set forth in the sections of the Offer to Purchase entitled “The U.S. Offer — Certain Information Concerning Enel S.p.A.,” “The U.S. Offer — Certain Information Concerning Enel Américas S.A.” and “Annex A — Directors and Executive Officers of Enel S.p.A. and Directors of Enel Américas S.A.” is incorporated herein by reference.

Item 4.   Terms of the Transaction
(a)
The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Special Factors — Background of the Offers,” “Special Factors — Certain Effects of the Offers,” “Special Factors — Appraisal Rights or Statutory Dissenters’ Withdrawal Rights,” “Special Factors — Material U.S. Federal Income Tax Consequences,” “The U.S. Offer — Terms of the U.S. Offer,” “The U.S. Offer — Acceptance for Payment,” “The U.S. Offer — Procedures for Accepting the U.S. Offer — Holders of Shares,” “The U.S. Offer — Procedures for Accepting the U.S. Offer — Holders of ADSs,” “The U.S. Offer — Tender Withdrawal Rights,” “The U.S. Offer — Conditions of the U.S. Offer,” and “The U.S. Offer — Extension of the U.S. Offer; Termination; Amendment” as well as other information regarding the Offers contained in the Offer to Purchase is incorporated herein by reference.

Item 5.   Past Contacts, Transactions, Negotiations and Agreements
(a)
and (b) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Special Factors — Background of the Offers,” and “Special Factors — Related Party Transactions” is incorporated herein by reference.

Item 6.   Purposes of the Transaction and Plans or Proposals
(a)
and (c)(1), (3), (5) The information set forth in the sections of the Offer to Purchase entitled “Special Factors — Background of the Offers,” “Special Factors — Purpose of and Reasons for the Offers” and “Special Factors — Certain Effects of the Offers” is incorporated herein by reference.

(c)(2), (4), (6)-(7) Not applicable.
Item 7.   Source and Amount of Funds or Other Consideration
(a)
The information set forth in the section of the Offer to Purchase entitled “The U.S. Offer — Source and Amount of Funds” is incorporated herein by reference.

(b)
and (d) Not applicable.

Item 8.   Interest in Securities of the Subject Company
(a)
The information set forth in the sections of the Offer to Purchase entitled “Special Factors — Background of the Offers,” “Special Factors — Interests of Directors and Executive Officers,” “The U.S. Offer — Certain Information Concerning Enel S.p.A.” is incorporated herein by reference.

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(b)
The information set forth in the section of the Offer to Purchase entitled “Special Factors — Background of the Offers” is incorporated herein by reference.

Item 9.   Persons/Assets, Retained, Employed, Compensated or Used
(a)
The information set forth in the section of the Offer to Purchase entitled “The U.S. Offer — Fees and Expenses” is incorporated herein by reference.

Item 10.   Financial Statements
(a)
Not applicable.

(b)
Not applicable.

Item 11.   Additional Information
(a)
(1) Not applicable.

(a)
(2) The information set forth in the section of the Offer to Purchase entitled “The U.S. Offer — Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)
(3) The information set forth in the section of the Offer to Purchase entitled “The U.S. Offer — Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)
(4) Not applicable.

(a)
(5) Not applicable.

(c)
The information set forth in the Offer to Purchase, including all annexes thereto, the Form of Acceptance and the ADS Letter of Transmittal is incorporated herein by reference.

Item 12.   Exhibits
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated as of March 15, 2021.
(a)(1)(B)	Form of Acceptance
(a)(1)(C)	Form of ADS Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Enclosed Form W-9).
(a)(1)(D)	Form of ADS Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Shares Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Form of ADS Letter to Clients.
(a)(1)(G)	Form of Shares Letter to Clients.
(a)(1)(H)	English Translation of Chilean Prospectus (Prospecto).
(a)(1)(I)	Summary Advertisement published on March 15, 2021.
99.1	Summary financial data of Enel S.p.A. as of and for the years ended December 31, 2019 and 2018 and as of and for the nine months ended September 30, 2020 and 2019 included in the Chilean Prospectus (Prospecto).

SIGNATURES
After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: March 15, 2021
Enel S.p.A.
By:
/s/ Alberto De Paoli

Name: Alberto De Paoli
Title:  Head of Administration, Finance and Control

EXHIBIT INDEX
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated as of March 15, 2021.
(a)(1)(B)	Form of Acceptance
(a)(1)(C)	Form of ADS Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Enclosed Form W-9).
(a)(1)(D)	Form of ADS Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Shares Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Form of ADS Letter to Clients.
(a)(1)(G)	Form of Shares Letter to Clients.
(a)(1)(H)	English Translation of Chilean Prospectus (Prospecto).
(a)(1)(I)	Summary Advertisement published on March 15, 2021.
99.1	Summary financial data of Enel S.p.A. as of and for the years ended December 31, 2019 and 2018 and as of and for the nine months ended September 30, 2020 and 2019 included in the Chilean Prospectus (Prospecto).